FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 15, 2018

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2017

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces fiscal year 2017 net earnings of $1,740.6 million ($64.98 net earnings per diluted share after payment of preferred share dividends) compared to fiscal year 2016 net loss of $512.5 million ($24.18 net loss per diluted share after payment of preferred share dividends). Fairfax's strong net earnings in 2017 reflected net after tax gains in excess of $1.9 billion related to the reduction of its shareholding in ICICI Lombard and the sale of its 97.7% equity interest in First Capital, partially offset by significant losses from Hurricanes Harvey, Irma and Maria. Book value per basic share at December 31, 2017 was $449.55 compared to $367.40 at December 31, 2016 (an increase of 24.7% adjusted for the $10 per common share dividend paid in the first quarter of 2017).
“Our results in 2017 were the best in our thirty-two year history, in spite of some of the largest catastrophe losses in history as a result of Hurricanes Harvey, Irma and Maria and the California wildfires,” said Prem Watsa, Chairman and Chief Executive Officer. “We achieved record earnings of over $1.7 billion, resulting in a 22.4% increase in our book value per share to $449.55. We also ended the year with a record $2.4 billion in cash and marketable securities at the holding company level. The reduction of our shareholding in ICICI Lombard to about 10% resulted in a net after tax gain of $930 million; and we entered into a strategic alliance with Mitsui Sumitomo Insurance Company resulting in the sale of First Capital for cash proceeds of $1.7 billion and a net after tax gain of approximately $1.0 billion.”

The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Fourth quarter		Year ended December 31,
	2017	2016	2017	2016
	($ millions)
Gross premiums written	3,349.7	2,244.1	12,207.5	9,534.3
Net premiums written	2,715.4	1,954.6	9,983.5	8,088.4

Underwriting profit (loss)	(24.1)	197.4	(641.5)	575.9
Interest and dividends - insurance and reinsurance	95.7	101.2	425.8	463.3
Operating income (loss)	71.6	298.6	(215.7)	1,039.2
Run-off (excluding net gains (losses) on investments)	(89.5)	(121.0)	(184.6)	(149.4)
Non-insurance operations	120.1	57.5	212.1	133.5
Corporate overhead, interest expense and other	(78.0)	(126.3)	(274.7)	(374.0)
Net gains (losses) on investments	180.3	(1,073.7)	1,467.5	(1,203.6)
Gain on sale of subsidiary	1,018.6	—	1,018.6	—
Pre-tax income (loss)	1,223.1	(964.9)	2,023.2	(554.3)
Income taxes and non-controlling interests	(353.6)	263.4	(282.6)	41.8
Net earnings (loss) attributable to shareholders of Fairfax	869.5	(701.5)	1,740.6	(512.5)

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Highlights for 2017 (with comparisons to 2016 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 106.6% on a consolidated basis, including 11.2 consolidated combined ratio points of losses from Hurricanes Harvey, Irma and Maria, and the California fires, producing an underwriting loss of $641.5 million, compared to a combined ratio and underwriting profit of 92.5% and $575.9 million respectively in 2016.

•
Net premiums written by the insurance and reinsurance operations increased by 26.2% to $9,975.2 million (8.3% excluding the acquisitions of Allied World, Bryte Insurance, AMAG, Fairfirst Insurance and AIG branches in Latin America and Central and Eastern Europe, all of which were acquired during 2017 or the fourth quarter of 2016).

•
The insurance and reinsurance operations produced an operating loss (excluding investment results) of $215.7 million, compared to operating income of $1,039.2 million in 2016, reflecting $906.1 million of hurricane losses from Hurricanes Harvey, Irma and Maria.

•
Interest and dividend income was $559.0 million, compared to $555.2 million in 2016, with increases, reflecting the acquisition of Allied World and lower total return swap expense, essentially offset by lower interest income earned as a result of extensive sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017.

•	As at December 31, 2017, subsidiary cash and short term investments accounted for 47.5% of the company's portfolio investments.

•	Net investment gains of $1,467.5 million in 2017 (net investment losses of $1,203.6 million in 2016) consisted of the following:

	Fourth quarter of 2017
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	79.2	201.7	280.9
Short equity exposures	(449.1)	355.4	(93.7)
Net equity exposures	(369.9)	557.1	187.2
Bonds	16.9	(45.4)	(28.5)
CPI-linked derivatives	—	(23.7)	(23.7)
Other	(69.2)	114.5	45.3
	(422.2)	602.5	180.3

	Year ended December 31, 2017
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	200.9	866.1	1,067.0
Short equity exposures	(553.1)	135.2	(417.9)
Net equity exposures	(352.2)	1,001.3	649.1
Bonds	419.8	(374.9)	44.9
CPI-linked derivatives	—	(71.0)	(71.0)
Gain on ICICI Lombard	930.1	—	930.1
Other	(274.3)	188.7	(85.6)
	723.4	744.1	1,467.5

•
Included in Other in the table above are net losses of $40.6 million and $153.2 million in the fourth quarter and full year of 2017 on the company's U.S. treasury bond forward contracts that reduce exposure to interest rate risk.

•
On December 29, 2017, the company completed an early redemption of its remaining Cdn$388.4 million principal amount of 7.5% unsecured senior notes due August 19, 2019 for cash consideration of $340.6 million (Cdn$430.6 million), including accrued interest, and recognized a loss on repurchase of long term debt of $26.0 million (Cdn$32.8 million) in other expenses in the consolidated statement of earnings.

•
On December 28, 2017, the company completed the sale of its 97.7% interest in First Capital to Mitsui Sumitomo Insurance Company of Tokyo, Japan for cash proceeds of $1,683.3 million and realized a net after-tax gain of $1,018.6 million. The transaction was completed pursuant to a previously announced agreement with Mitsui Sumitomo to pursue a global strategic alliance. The company will retain a quota share participation in First Capital’s insurance portfolio.

•
On December 22, 2017, the U.S. enacted tax reform legislation; under IFRS, changes in tax rates and tax law are recorded in the period of enactment or substantive enactment. The principal effect of that legislation on the company for its 2017 year was, as a result of the reduction in the U.S. corporate income tax rate from 35% to 21%, a $326 million decrease in the company's net deferred tax asset. The repeal of the alternative minimum tax regime and the mandatory deemed repatriation of post-1986 undistributed foreign earnings and profits of a specified foreign corporation did not have a significant impact on the company for its year ended December 31, 2017. For its year ending December 31, 2018, the company expects an insignificant effect from the minimum base erosion and anti-abuse tax on certain payments to foreign affiliates, which becomes effective in that year.

•
On December 21, 2017, the company increased its unsecured revolving credit facility with a syndicate of lenders to $2.0 billion from $1.0 billion and extended the expiry to December 21, 2021 from May 11, 2019. There were no amounts drawn on the company's credit facility at December 31, 2017.

•
On December 4, 2017, the company completed an underwritten public offering of Cdn$650.0 million principal amount of 4.25% unsecured senior notes due December 6, 2027 at an issue price of 99.992 for net proceeds after discount, commissions and expenses of $509.5 million (Cdn$646.8 million).

•
On December 27, 2017, Quess acquired the facility management and catering business of Manipal Integrated Services for $152.5 million (9.8 billion Indian rupees), primarily paid by the issuance of $117.7 million (7.5 billion Indian rupees) of Quess common shares. On August 18, 2017, Quess raised $132.2 million (8.5 billion Indian rupees) in net proceeds from a private placement of common shares with institutional investors. In November of 2017 Thomas Cook India sold a 5.4% interest in Quess for cash proceeds of $96.8 million (6.3 billion Indian rupees). The company's indirect ownership of Quess was reduced from 42.1% to 33.1% after all of these transactions. Quess is a provider of specialized human resources services.

•	On October 31, 2017, Colonnade acquired the business and renewal rights of the insurance operations of AIG in Romania.

•
Subsequent to year-end, on January 23, 2018, the company entered into an agreement to sell its 51.0% ownership interest in Keg Restaurants to Cara for consideration of $76 million (Cdn$95 million), comprised of cash of $8 million (Cdn$10 million) and 3,400,000 Cara subordinate voting shares. The other shareholders of Keg Restaurants have also agreed to sell their ownership interests to Cara. Cara may be required to pay up to an additional $24 million (Cdn$30 million) of cash consideration to the other shareholders, contingent on the achievement of certain financial objectives within the first three years subsequent to closing.

•
The company held $2,368.4 million of cash, short term investments and marketable securities at the holding company level ($2,356.9 million net of short sale and derivative obligations) at December 31, 2017, compared to $1,371.6 million ($1,329.4 million net of short sale and derivative obligations) at December 31, 2016.

•	The company's total debt to total capital ratio decreased from 28.7% at December 31, 2016 to 25.8% at December 31, 2017, primarily reflecting increased total capital.

•
The company’s interest and preferred share dividend distribution coverage ratio in 2017 was 6.0x (an average ratio of 2.8x for the five years ending in 2017) and in 2016 was negative 1.0x (an average ratio of 2.2x for the five years ending in 2016). Excluding the effects of the company’s equity hedges, the average ratio for the five years ending in each of 2017 and 2016 would have been 5.4x.

•
During the fourth quarter of 2017, the company repurchased for cancellation 184,367 subordinate voting shares under the terms of its normal course issuer bids at a cost of $96.2 (approximately $522 per subordinate voting share).

•
At December 31, 2017, common shareholders' equity was $12,475.6 million, or $449.55 per basic share, compared to $8,484.6 million, or $367.40 per basic share, at December 31, 2016. Common shareholders’ equity at December 31, 2017 does not include the unrecorded pre-tax $1,233.1 million excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries.

There were 27.8 million and 23.1 million weighted average common shares effectively outstanding during the fourth quarters of 2017 and 2016 respectively. At December 31, 2017, there were 27,751,073 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, along with segmented premium, combined ratio, prior year reserve development and catastrophe loss information, follow and form part of this news release.
In presenting the company’s results in this news release, management has included operating income (loss), combined ratio and book value per basic share. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares outstanding.
As previously announced, Fairfax will hold a conference call to discuss its 2017 year-end results at 8:30 a.m. Eastern time on Friday, February 16, 2018. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 2, 2018. The replay may be accessed at 1 (888) 446-2543 (Canada or U.S.) or 1 (402) 998-1342 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements unless otherwise required by law.

Information on
CONSOLIDATED BALANCE SHEETS
as at December 31, 2017 and December 31, 2016
(unaudited - US$ millions)

	December 31, 2017	December 31, 2016
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $77.8; December 31, 2016 – $94.4)	2,368.4	1,371.6
Insurance contract receivables	4,686.9	2,917.5

Portfolio investments
Subsidiary cash and short term investments	17,382.5	9,938.0
Bonds (cost $8,764.6; December 31, 2016 – $8,699.1)	9,164.1	9,323.2
Preferred stocks (cost $338.5; December 31, 2016 – $111.2)	296.8	69.6
Common stocks (cost $4,877.5; December 31, 2016 – $4,824.0)	4,838.7	4,158.8
Investments in associates (fair value $2,824.3; December 31, 2016 – $2,955.4)	2,487.0	2,393.0
Derivatives and other invested assets (cost $585.7; December 31, 2016 – $546.2)	255.4	179.7
Assets pledged for short sale and derivative obligations (cost $197.5; December 31, 2016 – $223.9)	194.7	228.5
Fairfax India and Fairfax Africa cash and portfolio investments	2,394.0	1,002.6
	37,013.2	27,293.4

Deferred premium acquisition costs	927.5	693.1
Recoverable from reinsurers (including recoverables on paid losses – $453.8; December 31, 2016 – $290.9)	7,812.5	4,010.3
Deferred income taxes	380.8	732.6
Goodwill and intangible assets	6,072.5	3,847.5
Other assets	4,828.3	2,518.4
Total assets	64,090.1	43,384.4

Liabilities
Accounts payable and accrued liabilities	3,629.5	2,888.6
Income taxes payable	95.6	35.4
Short sale and derivative obligations (including at the holding company – $11.5; December 31, 2016 – $42.2)	126.2	234.3
Funds withheld payable to reinsurers	850.2	416.2
Insurance contract liabilities	34,562.5	23,222.2
Borrowings – holding company and insurance and reinsurance companies	4,848.1	3,908.0
Borrowings – non-insurance companies	1,566.0	859.6
Total liabilities	45,678.1	31,564.3

Equity
Common shareholders’ equity	12,475.6	8,484.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	13,811.1	9,820.1
Non-controlling interests	4,600.9	2,000.0
Total equity	18,412.0	11,820.1
	64,090.1	43,384.4

Information on
CONSOLIDATED STATEMENTS OF EARNINGS
for the three and twelve months ended December 31, 2017 and 2016
(unaudited - US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2017	2016	2017	2016
Revenue
Gross premiums written	3,349.7	2,244.1	12,207.5	9,534.3
Net premiums written	2,715.4	1,954.6	9,983.5	8,088.4

Gross premiums earned	3,546.8	2,415.1	11,822.0	9,209.7
Premiums ceded to reinsurers	(704.5)	(331.7)	(2,100.6)	(1,347.5)
Net premiums earned	2,842.3	2,083.4	9,721.4	7,862.2
Interest and dividends	172.0	136.3	559.0	555.2
Share of profit (loss) of associates	68.7	(32.6)	200.5	24.2
Net gains (losses) on investments	180.3	(1,073.7)	1,467.5	(1,203.6)
Gain on sale of subsidiary	1,018.6	—	1,018.6	—
Other revenue	1,039.6	661.3	3,257.6	2,061.6
	5,321.5	1,774.7	16,224.6	9,299.6
Expenses
Losses on claims, gross	2,647.0	1,495.8	9,518.7	5,682.9
Losses on claims ceded to reinsurers	(682.5)	(230.9)	(2,371.8)	(964.3)
Losses on claims, net	1,964.5	1,264.9	7,146.9	4,718.6
Operating expenses	629.9	439.9	2,049.5	1,597.7
Commissions, net	460.0	349.3	1,649.2	1,336.4
Interest expense	95.3	67.3	331.2	242.8
Other expenses	948.7	618.2	3,024.6	1,958.4
	4,098.4	2,739.6	14,201.4	9,853.9
Earnings (loss) before income taxes	1,223.1	(964.9)	2,023.2	(554.3)
Provision (recovery) for income taxes	366.3	(260.7)	408.3	(159.6)
Net earnings (loss)	856.8	(704.2)	1,614.9	(394.7)

Attributable to:
Shareholders of Fairfax	869.5	(701.5)	1,740.6	(512.5)
Non-controlling interests	(12.7)	(2.7)	(125.7)	117.8
	856.8	(704.2)	1,614.9	(394.7)

Net earnings (loss) per share	$30.87	$(30.77)	$66.74	$(24.18)
Net earnings (loss) per diluted share	$30.06	$(30.77)	$64.98	$(24.18)
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	27,798	23,148	25,411	23,017

Information on
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2017 and 2016
(unaudited - US$ millions)

	Fourth quarter		Year ended December 31,
	2017	2016	2017	2016

Net earnings (loss)	856.8	(704.2)	1,614.9	(394.7)

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	73.2	(140.0)	461.7	(80.2)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(1.2)	25.0	(106.3)	(37.5)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	8.3	(45.7)	110.1	(35.6)
	80.3	(160.7)	465.5	(153.3)
Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	(3.9)	(40.9)	5.2	(33.2)
Net losses on defined benefit plans	(31.8)	(18.3)	(31.8)	(18.3)
	(35.7)	(59.2)	(26.6)	(51.5)

Other comprehensive income (loss), net of income taxes	44.6	(219.9)	438.9	(204.8)
Comprehensive income (loss)	901.4	(924.1)	2,053.8	(599.5)

Attributable to:
Shareholders of Fairfax	877.2	(886.4)	2,024.4	(696.4)
Non-controlling interests	24.2	(37.7)	29.4	96.9
	901.4	(924.1)	2,053.8	(599.5)

SEGMENTED INFORMATION
(unaudited - US$ millions)
Net premiums written, net premiums earned and combined ratios for the insurance and reinsurance operations (excluding Runoff) in the fourth quarters and full years ended December 31, 2017 and 2016 were as follows:
Net Premiums Written

	Fourth quarter		Year ended December 31,
	2017	2016	2017	2016
Northbridge	294.7	251.2	1,064.9	942.6
OdysseyRe	617.8	486.6	2,495.9	2,100.2
Crum & Forster	460.1	437.0	1,863.4	1,801.1
Zenith National	160.6	148.0	837.4	819.4
Brit	376.8	317.8	1,530.9	1,480.2
Allied World(1)	451.1	—	991.9	—
Fairfax Asia	69.6	88.6	327.5	303.1
Insurance and Reinsurance - Other	288.3	112.8	863.3	458.4
Insurance and reinsurance operations	2,719.0	1,842.0	9,975.2	7,905.0

Net Premiums Earned

	Fourth quarter		Year ended December 31,
	2017	2016	2017	2016
Northbridge	270.4	233.2	1,019.7	908.8
OdysseyRe	610.5	521.3	2,333.4	2,074.1
Crum & Forster	475.7	457.2	1,852.8	1,769.5
Zenith National	212.5	211.2	811.6	807.3
Brit	411.8	352.8	1,536.9	1,399.3
Allied World(1)	522.7	—	1,028.7	—
Fairfax Asia	82.9	104.0	327.6	302.5
Insurance and Reinsurance - Other	257.2	111.0	790.6	437.2
Insurance and reinsurance operations	2,843.7	1,990.7	9,701.3	7,698.7

Combined Ratios

	Fourth quarter		Year ended December 31,
	2017	2016	2017(2)	2016
Northbridge	98.7%	91.8%	99.1%	94.9%
OdysseyRe	79.7%	80.4%	97.4%	88.7%
Crum & Forster	96.8%	97.9%	99.8%	98.2%
Zenith National	88.1%	76.6%	85.6%	79.7%
Brit	100.7%	99.1%	113.1%	97.9%
Allied World(1)	132.7%	—	157.0%	—
Fairfax Asia	92.4%	95.9%	88.4%	86.4%
Insurance and Reinsurance - Other	109.6%	91.3%	110.2%	93.7%
Insurance and reinsurance operations	100.8%	90.1%	106.6%	92.5%

(1)	Allied World was acquired on July 6, 2017.

(2)
The combined ratios for the full year ended December 31, 2017 included combined ratio points of losses from Hurricanes Harvey, Irma and Maria as follows: 9.6 for OdysseyRe, 1.2 for Crum & Forster, 13.7 for Brit, 38.9 for Allied World, 6.0 for Insurance and Reinsurance - Other and 9.3 for Fairfax consolidated.

Prior year reserve development and current period catastrophe losses of the insurance and reinsurance operations (excluding Runoff) in the fourth quarters and full years ended December 31, 2017 and 2016 were as follows:

Net (Favourable) Adverse Prior Year Reserve Development

	Fourth quarter		Year ended December 31,
	2017	2016	2017	2016
Northbridge	(28.3)	(33.7)	(93.5)	(112.8)
OdysseyRe	(178.1)	(118.3)	(288.1)	(266.5)
Crum & Forster	(3.6)	(8.3)	(10.2)	(8.3)
Zenith National	(14.7)	(24.8)	(76.4)	(101.0)
Brit	(1.6)	(30.9)	(9.5)	(53.5)
Allied World(1)	49.8	—	71.9	—
Fairfax Asia	(20.7)	(17.4)	(52.3)	(52.1)
Insurance and Reinsurance - Other	4.4	(23.9)	(33.6)	(60.4)
Insurance and reinsurance operations	(192.8)	(257.3)	(491.7)	(654.6)

(1)	Allied World was acquired on July 6, 2017.

Current Period Catastrophe Losses

	Fourth quarter				Year ended December 31,
	2017		2016		2017			2016
	Catastrophe losses(1)	Combined ratio impact(2)	Catastrophe losses(1)	Combined ratio impact(2)	Catastrophe losses(1)		Combined ratio impact(2)	Catastrophe losses(1)	Combined ratio impact(2)
Hurricane Irma	(31.3)	(1.1)	—	—	372.0		3.8	—	—
Hurricane Maria	5.0	0.2	—	—	281.7		2.9	—	—
Hurricane Harvey	2.9	0.1	—	—	252.4		2.6	—	—
California wildfires	185.4	6.5	—	—	185.4		1.9	—	—
Mexico earthquakes	(7.6)	(0.3)	—	—	24.1		0.2	—	—
Hurricane Matthew	—	—	67.9	3.4	—		—	67.9	0.9
Fort McMurray wildfires	—	—	(3.8)	(0.2)	—	—	—	61.8	0.8
Other	74.7	2.7	42.4	2.1	214.8		2.3	223.0	2.9
	229.1	8.1	106.5	5.3	1,330.4		13.7	352.7	4.6

(1)	Net of reinstatement premiums.

(2)	Expressed in combined ratio points.